EXHIBIT 99.1

NXT Energy Solutions Inc. Announces That Former Texaco Executive Frank C. Ingriselli Joins the Board of Directors

CALGARY, Alberta, Sept. 04, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) today announced that Mr. Frank C. Ingriselli is joining its Board of Directors, effective September 4, 2019.

With over 40 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging energy industry experience in diverse geographies, business climates and political environments.

From 1979 to 2001, Mr. Ingriselli worked at Texaco in a variety of senior executive positions involving exploration and production, power and gas operations, merger and acquisition activities, pipeline operations and corporate development.  While at Texaco, Mr. Ingriselli held the position of President of Texaco Technology Ventures, President and CEO of the Timan Pechora Company (owned by affiliates of Texaco, Exxon, Amoco, Norsk Hydro and Lukoil), and President of Texaco International Operations, where he directed Texaco's global initiatives in exploration and development.  During his tenure, Mr. Ingriselli, also led Texaco's initiatives in exploration and development in China, Russia, Australia, India, Venezuela and many other countries.

From 2005 to 2018, he was the founder, President, CEO and Chairman of PEDEVCO Corp. and Pacific Asia Petroleum, Inc., both energy companies which are or were listed on the New York or American stock exchanges.  From 2016 through 2019, Mr. Ingriselli was the founder, President and CEO of Blackhawk Energy Ventures Inc. which endeavored to acquire oil and gas assets in the United States for development purposes.

Currently Mr. Ingriselli is the President of Indonesia Energy Corporation and is a member of the Board of Directors of DataSight Corporation.  Mr. Ingriselli serves on the Board of Trustees of the Eurasia Foundation, and is the founder and Chairman of Brightening Lives Foundation, Inc., a US Section 501(c)(3) public charitable foundation.

Mr. Ingriselli graduated from Boston University with a B.S. in business administration. He also earned an M.B.A. from New York University in both finance and international finance and a J.D. from Fordham University School of Law.

Mr. Ingriselli commented, “I am honored to serve on the NXT Board of Directors. This is especially timely as the Company continues to deliver on its successful venture in Nigeria while pursuing an aggressive global development plan for its transformative, groundbreaking technology.  I look forward to contributing the experience and relationships that I developed over 40 plus years in the energy industry, and to working with the Board of Directors and the management team to drive shareholder value.”

George Liszicasz, President and CEO of NXT Energy, noted, “We feel privileged to have Frank join the NXT family.  He brings a wealth of relevant industry, international, entrepreneurial and leadership experience to the Company.  The Board and I look-forward to drawing on his broad experience in the critical next steps in NXT’s growth.”

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & Chief Financial Officer	President & CEO
+1-403-206-0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com